REGISTRATION NO._______

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            FORM 10 SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES
                    FOR SMALL BUSINESS ISSUERS
                               Under
   SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE  ACT OF 1934

                   THE BERKSHIRE COLLECTION INC.
       (Exact name of small business issuer in its charter)

Delaware                                    98-0219211
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)       Identification Number)

                   THE BERKSHIRE COLLECTION INC.
                   3266 Yonge Street, Suite 1208
                 Toronto, Ontario M4N 3P6, CANADA

             (Address of principal executive offices)

             Issuer's telephone number: (416) 962-4508


    Securities to be Registered under Section 12(b) of the Act:

                        Title of Each Class
                  Name of Each Exchange on Which
                         To Be So Registered
Each Class is to be Registered

                          NOT APPLICABLE

    Securities to be Registered Under Section 12(g) of the Act:

                           COMMON STOCK
                         (Title of Class)


                         TABLE OF CONTENTS

                        PART I--PROSPECTUS

PROSPECTUS
SUMMARY........................................................    1

RISK
FACTORS........................................................    2
USE OF
PROCEEDS.......................................................    3

DETERMINATION OF OFFERING
PRICE..........................................................    3

SELLING SECURITY
HOLDERS........................................................    3

PLAN OF
DISTRIBUTION...................................................    3

LEGAL
PROCEEDINGS....................................................    4

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS........................................................    4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND
MANAGEMENT.....................................................    4

DESCRIPTION OF
SECURITIES.....................................................    5

INTEREST OF NAMED EXPERTS AND
COUNSEL........................................................    5

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT
LIABILITIES....................................................    5

DESCRIPTION OF
BUSINESS.......................................................    6

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION......................................................   14

DESCRIPTION OF
PROPERTY.......................................................   16

CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS...................................................   16

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS........................................................   16

EXECUTIVE
COMPENSATION...................................................   16

FINANCIAL
STATEMENTS.....................................................  F-1

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL
DISCLOSURE.....................................................  F-7

Item 1.        Description of Business

 General

Berkshire was incorporated under the laws of the State of Delaware on July 11, 1997, and is in its early developmental and promotional stages. To date, our only activities have been organizational, raising our initial capital and developing the business plan. We have not commenced commercial operations. We have no full time employees and own no real estate.

  Berkshire through its projected website, www.berkshirecollections.com plans to operate a marketing and sales facility on the Internet and by direct mail to merchandise a complete line of jewelry direct to the consumer.

  Our business plan is to first establish which type of product we should be marketing - high-end, medium, low priced or a complete range of all of the above. Berkshire intends to sell jewelry at extremely attractive discount prices to its target market.
Besides buying and selling on our own account, we plan on selling the jewelry products of several manufacturers to our buying customers on an agency basis with our orders being shipped directly to the clients by the manufacturer.

  Berkshire intends to develop and market an Internet and direct mail application that enables potential buyers to buy at prices that would be difficult to duplicate by a traditional retailer. We will be able to expose a wide variety of goods to a world-wide market. We believe that this service will generate a better profit margin, compared to sales conducted through traditional distribution organizations.

  Berkshire intends to establish an economic model that will be superior to traditional marketing models. We provide a transaction service that eliminates much of the traditional cost of sales while providing better prices for the consumer. The Berkshire projected website will offer jewelry world-wide by generating descriptive web pages featuring top quality photos of the pieces for sale. We will continuously add new items and manufacturers to our sales inventory as consumer confidence in Internet commerce and security grows.

  The objective is to create an Internet portal site that functions as a search engine, a software application that enables the user to locate information from a database or other archive. We will differ from typical search engines in that all of the cars
displayed can be purchased immediately.   A portal site is an
Internet site that functions as a starting point for world-wide web sessions.

  An Internet-based, centralized trading place offers the following benefits:

   - Facilitates Berkshire and potential buyers meeting, listing items for sale, exchanging information, interacting with each other and ultimately resulting in a sale;
- Allows buyers to purchase directly, bypassing traditional intermediaries and lowering costs;
- Offers buyers global access with a significantly broader selection of jewelry items and accessories to purchase and provides Berkshire the opportunity to sell its goods efficiently to a broader base of buyers; and
- Offers significant convenience, allows trading at all hours from anywhere in the world and provides continuous updated information.

In addition, the ease of direct buyer-seller communication and efficient access to information and the offering of strong money-back guarantees can help reduce or eliminate the risks of online trading. We believe there is a extremely good market opportunity existing for an Internet-based, centralized jewelry marketing facility that applies the unique features of the Internet to make personal, world-wide selling easier.

As consumer confidence in Internet technologies increases, the Internet is expected to become the de facto research tool for locating the cheapest source of everyday and specialized goods.
We intend to capitalize on this explosion. We expect to be able to put the team and the technology in place to successfully create, deploy, and market an Internet service to provide direct purchasing at excellent prices to consumers while eliminating many of the marketing costs.

Regulation of the Internet.

In general, existing laws and regulations apply to transactions and other activity on the Internet; however, the precise applicability of these laws and regulations to the Internet is sometimes uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and, as a result, do not deal with the unique issues of the Internet or electronic commerce. Nevertheless, numerous federal and state government agencies have already demonstrated significant activity in promoting consumer protection and enforcing other regulatory and disclosure statutes on the Internet.

Due to the increasing use of the Internet as a medium for commerce and communication, it is possible that new laws and regulations may be enacted with respect to the Internet and electronic commerce covering issues such as user privacy, freedom of expression, advertising, pricing, content and quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to the Internet may impair the growth of Internet use and result in a decline in our sales.

A number of legislative proposals have been made at the federal, state and local level, and by foreign governments, that would impose additional taxes on the sale of goods and services over the Internet, and certain states have taken measures to tax Internet-related activities. Although Congress recently placed a three-year moratorium on new state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon Internet commerce. Such legislation or other attempts at regulating commerce over the Internet may substantially impair the growth of commerce on the Internet and, as a result, adversely affect the opportunity of Berkshire to derive financial benefit from such activities.

Part of the mandate given to the people or organization that will conduct our feasibility study, if and when they are hired, will be to attempt to cut through most of the speculation and arrive at a reasonable forecast as to what future legislation may be.

E-commerce and the Internet today.

We have assembled some of the available data regarding Internet commerce that will be a portion of the information that is to be digested in order to complete our study as to feasibility.

Web Commerce:               1996      $2.6 billion
                            2000      $220 billion

Web Users:                  1996      28 million
                            2000      175 million
(Source: Ziff Davis)
   Nearly one trillion will be spent on Information Technology
(IT) in 2000, representing about 60 percent of all capital spending compared to just 10% of all capital spending in 1980.
(Source: NUA)

Nearly half of US Internet users have purchased a product or service online.
(Source: A. C. Nielsen-May 11, 2000)

Consumers who have used the Internet since 1995 spend an average of $ 388 per transaction while those who have been online for a year only spend an average of $ 187 per transaction. The equivalent figure for those who have been using the Internet since 1997 is $ 298.
(Source: National Association of Business Economics)

An estimated 120 million Internet users, or 40 percent of the total number online, have already made an online purchase, according to a study from the Angus Reid Group. Over 50 % of all online transactions were made in the USA. US users made an average of 7 purchases in the three months before the survey, spending an average of $828. The worldwide average spent by an individual in the same period was less than $500.

75% of online shoppers in the US and Canada pay for e-commerce purchases by credit card. Direct bank drafts, bank transfers and cash on delivery are the other most favored payments methods. 93% of Internet shoppers around the world said they were "somewhat satisfied" or "extremely satisfied" with their online shopping experience.
(Source: Angus Reid Group)

Internet advertising revenue more than doubled in 1999, coming to a year-end total of $ 4.62 billion.
(Source: Internet Advertising Bureau [IAB])

As of March, 2000 there were a world-wide total of 304,360,000
Internet connections.  The breakdown is as follows:

                    Africa               2,589,000
                    Asia/Pacific        68,900,000
                    Europe              83,350,000
                    Middle East          1,900,000
                    USA & Canada       136,860,000
                    South Africa        10,740,000
(Source: Various; Methodology - Compiled by: Nua Internet Surveys)

Financial results from the first quarter of this year show that while Amazon nearly doubled its revenue, it sustained bigger losses than during the same period last year. Despite this, sales were up 95 percent from USD294 million in 1999 to USD574 million in 2000.
(Source: Reuters)

Global e-commerce will be worth 7.0 trillion dollars by 2004. 50% of global sales will come from the US.
(Source: Forrester)

Employees.

Berkshire is a development stage company and currently has no employees. We are currently managed by Sandy Winick, our sole officer and director. We look to Mr. Winick for his entrepreneurial skills and talents. Management plans to use consultants, attorneys and accountants to conduct the planned feasibility study and does not plan to engage any full-time employees until the results of that study are properly evaluated. We may hire employees in the future based on the projected size of the market and the compensation necessary to retain qualified employees. A portion of any employee compensation could include the right to acquire stock in Berkshire that would dilute the ownership interest of holders of existing shares of its common stock.


Item 2.        Management's Discussion and Analysis or Plan of
Operation

To put our complete business plan into effect it is certain that Berkshire will need to seek a large capital injection. We have not had any discussions with anyone about this needed capital nor do we intend to do so until the study is completed. It is the feeling of Management that having a fully reporting and trading company will make the raising of needed additional capital much easier.

Berkshire will establish several online services on the proposed website, www.berkshirecollections.com. These services will include:

          - Extensive inventory listings of participating manufacturers for browsing and for sale to the general public and other retailers;
          - A design and fabricating service for specialty items and accessories.
          - A free search service that locates specific makers of specific items for potential buyers; and
          - The building of a data base for purchasers and potential purchasers for both Email and direct mailing of catalogues and special sale events


Site Implementation.

The Berkshire website is fairly simple in nature. Preliminary inquiries with website builders and developers have indicated that the biggest obstacle will be the capacity required. We will list our own inventory and some or all of the inventory of our cooperating jewelry manufacturers complete with color pictures and complete descriptions. Early success in marketing these inventories should lead to more and more products for sale. This heavy load of listings may well require separate listing categories to make browsing and purchasing easier. Estimated time to construct and test website: six to nine months. Estimated cost: $500,000 to $1000,000.

Numerous factors affect the time of commerce site implementation including the following:


            (i) Number of features implemented. Adding features to a site takes development and testing time;
            (ii)        Degree of customized versus packaged software used.
            Highly customized sites take longer to develop than those relying heavily on functions provided off the shelf;
            (iii) Complete back-end integration, often crucial for a high-quality customer satisfaction;
            (iv)        Technical expertise of staff.   A shortage of
            technical skills plagues site implementation. It is common for members of site development teams to work with a package for the first time, learning as they go along.
            (v) Clarity of vision. Numerous decisions about partners, business processes, a site's feature set, and look and feel all affect the time necessary to develop a site. When decisions change during the course of development building time lengthens.

Website development is more than implementing a system. It is about building a business. Two aspects of site development have a major impact on overall development time: business process design and partner selection.

Business process design entails numerous decisions about the day-to-day operation of an online business and includes everything from the sequence of steps in an online transaction to the maintenance of a site. Sites must make decisions about dozens of operational questions, including the following:

             Product information. Where to obtain it? What are the processes for updating, approving, and releasing it to the site?
             Non-product site content.  Who creates it?  approves it?
       how and when is it released?
             Merchandising. Staffing and process decisions on everything from product selection to product presentation and site promotions.
             Shipping charges. Is shipping included in the price or an extra charge?
             Insurance.  Do we insure the items or does the buyer?
             Items wanted. How should a site conduct customer communications relating to them?
             Customer e-mail. Does the site accept customer inquiries via e-mail? Who is expected to handle them? What response time is targeted?
             Live customer service. Is it available by phone or live chat? During what hours?

Partner selection is a vital element of launching a commerce site. It can take months for a Web venture to identify and come to agreements with the variety of partners involved in the operation of a site. Each partner may present its own business process questions, as well as training and integration issues. Most commerce sites end up contracting with several of the following types of partners:
* Credit and Debit card processors
* Fulfillment partner
* Call center
* Shipping carriers
* Web site host
There are literally hundreds of vital questions to be asked and answered about implementing a full business plan. Some of these will be identified and answered by our projected feasibility study. Others will be asked by the website builder/developer and hopefully answered by us.

Website Launch Estimated Expenditures.

       - It now costs an average of $536,000 to develop a website and an annual average of $591,000 to maintain it.
       - E-commerce sites cost $836,000 to build and $1,000,000 to maintain every year.
       - Maintenance costs do not include salaries or overhead costs.
(Source: Association of National Advertisers)

Berkshire was incorporated in July, 1997 and in the near future, subject to subsequent financing, will enter the preparatory stage of building an Internet site for the marketing of a large array of jewelry items other related products. We plan to begin with the hiring of consultants to determine the feasibility of the project. If the results of that study are positive we will continue with the next steps: financing and developing proprietary data base programming and web server configuration. The estimated total cost of this program is $250,000.

The estimated cost of the web site to launch date is estimated at $850,000. Our website is not up and operational nor will it be until these preliminary steps have taken place.

In the first year of operations, starting sometime in the year 2001 Berkshire will require an additional $2,000,000 to fully develop the website and establish and sustain an extensive inventory and marketing program. It is expected that approximately $2,000,000 in advertising costs will be incurred in the first year to assist in the launching of the site. Funding requirements could increase significantly in year two, depending on the success of the marketing program in year one. Should anticipated results be generated, the company proposes to raise up to $20,000,000 in year two through a public offering of securities, of which $10,000,000 would be allocated to marketing costs.

There are no revenues as of January 31, 2001. Berkshire has not constructed or activated its website.


Item 3.        Description of Property

Berkshire is provided some office space and telephone answering facilities within the office of its officer and director. We pay no rent and own no real estate.


Item 4.        Security Ownership of Certain Beneficial Owners and
Management

The following table sets forth, as of July 31, 2000, the issued and outstanding common stock of Berkshire owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was known by Berkshire to own beneficially, more than 5% of its common stock, and the shareholdings of all Executive Officers and Directors as a group. Each person has sole voting and investment power with respect to the shares shown.

                                           Shares         Percentage of
NameOwned                                                 Shares Owned

Sandy Winick                               500,000        58.75
     President, Treasurer, and Director
     3266 Yonge Street, Suite 1208
     Toronto, Ontario M4N 3P6 Canada

Sandringham
Investments Limited                        200,000        23.50
      404 Scott Point Drive
      Salt Spring Island, BC V8K 2R2 Canada

     All Executive Officers and Directors
     as a Group (1 Individual)             500,000        58.75

Item 5.        Directors, Executive Officers, Promoters and
Control Persons

The following table sets forth the name, age and position of each director and executive officer of Berkshire:

Name                          Age       Position

Sandy Winick                  41        President, Secretary,
Treasurer, Director

In July, 1997, Mr. Winick was elected as the sole officer and director of Berkshire by the current shareholders, of whom he is majority stockholder. He will serve until the first annual meeting of shareholders and her successor(s) are elected and qualified. Thereafter, directors will be elected for one-year terms at the annual shareholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement.

Biographical Information

Sandy Winick became Berkshire's President, Secretary, Treasurer and Director in July, 1997. He is currently Treasurer and Director of Progolftournaments.com a company that plans on conducting Internet golf tournaments that emulate and parallel actual golf tournaments on the four major professional tours, PGA, Senior PGA, LPGA and the European PGA. He is also Vice-President of Danbury Financial Corp., providing liaison with clients, negotiation of funding agreements, creating new business and monitoring that company's entire loan portfolio. He is also President of The Heritage Collection Ltd.

For the two-year period, 1997 to 1999, Mr. Winick served as CEO of Millenia Corporation; a US publicly traded company. His duties there, in addition to day-to-day administration, included funding, acquisition and consolidation of several businesses and completing a reverse takeover with a private company. Previous activities include serving as an independent financial consultant with Madison Consulting Group from 1992 through 1996; President and CEO of Naturally Niagara Inc., a full service beverage manufacturer and distributor from 1991 to 1992 and from 1989 to 1991, President of Payless Furniture, a thirteen-unit chain of furniture stores.


Item 6.        Executive Compensation

No officer or director has received any remuneration from Berkshire Although there is no current plan in existence it is possible that we will adopt a plan to pay or accrue compensation to its officers and directors for services rendered related to the implementation of the business plan. We have no stock option, retirement, incentive or profit sharing plan or program for the benefit of officers, directors or employees but the Board of Directors may recommend the adoption of one or more of such programs in the future. No one receives any compensation from Berkshire and we do not have a compensation policy or committee.


Item 7.        Certain Relationships and Related Transactions

No director, executive officer or nominee for election as a director of Berkshire and no owner of five percent or more of the outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount involved exceeds $10,000.


Item 8.        Description of Securities

The following description of the capital stock of Berkshire is a summary of the material terms of its capital stock. This summary is subject to and qualified in its entirety by the Berkshire Articles of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by the applicable provisions of Delaware law.

The authorized capital stock of Berkshire consists of 70,000,000 shares: 50,000,000 shares of Common Stock having a par value of $0.001 per share and 20,000,000 shares of Preferred Stock having a par value of $0.001 per share.

COMMON STOCK

The holders of shares of common stock of Berkshire do not have cumulative voting rights in connection with the election of the Board of Directors. This means that the holders of more than 50% of the shares voting can elect all of the directors if they so choose and the holders of the remaining shares will not be able to elect any directors.

The holders of shares of common stock are entitled to dividends, out of funds legally available, when and as declared by the Board of Directors. The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. The holders of the shares of common stock have no preemptive or subscription rights. In the event of liquidation, dissolution or winding up of the affairs of Berkshire, holders are entitled to receive, ratably, the net assets of Berkshire available after payment of all creditors.

All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Berkshire's common stock are issued, the relative interests of existing shareholders may be diluted.

PREFERRED STOCK

Holders of Preferred shares have preference over holders of common shares after all indebtedness has been satisfied in the even t of a windup of the Company's affairs. The Board of Directors is authorized to set the series and terms of each issue of Preferred Stock. There is no Preferred Stock issued and outstanding.


PART II

Item 1.   Market for Common Equity and Related Stockholder Matters

No established public market exists for the securities of Berkshire We have no common equity subject to outstanding purchase options or warrants and we have no securities convertible to common equity. There is no common equity that can be sold pursuant to Rule 144 of the Securities Act or that Berkshire has agreed to register under the Securities Act for sale by shareholders. Except for this offering there is no common equity that is being or has been publicly proposed to be, publicly offered.

As of September 30, 2000, there were 450,000 shares of Berkshire common stock issued and outstanding. All of these shares were issued under Rule 4 (a) and are subject to the re-sale restrictions of Rule 144.

Item 2.   Legal Proceedings

Berkshire is not a party to any pending legal proceedings and no such proceedings are known to be contemplated.

No director, officer or affiliate and no owner of record or beneficial owner of more than five percent of the securities of Berkshire or any associate of any such director, officer or security holder is a party adverse to Berkshire or has a material interest adverse to Berkshire in reference to pending litigation.

Item 3. Changes and Disagreements with Accountants on Accounting and Financial Disclosure
None

Item 4.   Recent Sales of Unregistered Securities

Set forth below is information regarding the issuance and sales of Berkshire securities without registration since its formation. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

Name                Date of Sale  Shares      Price     Aggregate
                                              Per Share Purchase

Sandy Winick        07/11/97      500,000*    $0.002    $1,000.00

Ronald Perlman      07/15/97       36,000**    0.005       180.00

Howard I. Klein     07/12/97       25,000**    0.005       125.00

465632 Ont. Inc.    07/15/97       30,000**    0.005       150.00

Lance Larsen        03/12/00       20,000**    0.005       100.00

Rachael  Kerster    03/13/00       20,000**    0.005       100.00

Rebecca Kerster     03/13/00       20,000**    0.005       100.00

Sandringham
Investments Limited 07/31/00      200,000**    0.005     1,000.00

Sandringham Investments
Limited                            50,000**    0.10      5,000.00


*These shares were issued pursuant to Rule 4 (2) of the Securities Act and were for the expense, time and effort to incorporate, organize and prepare our initial business plan and for the preparation and filing of this Form 10SB.

**  All of these shares were issued for cash in reliance on Rule 4
(2) of the Act.

To date we have not paid any dividends on our common stock and do not expect to pay any dividends in the foreseeable future.


Item 5.        Indemnification of Officers and Directors

The Articles of Incorporation of Berkshire filed as Exhibit 3.1 provide that it must indemnify its directors and officers to the fullest extent permitted under Delaware law against all liabilities incurred by reason of the fact that the person is or was a director or officer of Berkshire or a fiduciary of an employee benefit plan, or is or was serving at the request of Berkshire as a director or officer, or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The effect of these provisions is potentially to indemnify Berkshire directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with Berkshire. Pursuant to Delaware law, a corporation may indemnify a director, provided that such indemnity shall not apply on account of:

(a) acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

               (b)            unlawful distributions; or
               (c) any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

The Bylaws of Berkshire filed as Exhibit 3.2, provide that it will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers, absent a finding of negligence or misconduct in office.

Berkshire Bylaws also permit it to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not Berkshire has the power to indemnify such person against liability for any of those acts.


Financial Statements

Audited Financial Statements for the period July 11, 1997
(inception) through January 31, 2001 and un-audited statements for the period July 11, 1997 (inception) through June 30, 2001 follow.






                   THE BERKSHIRE COLLECTION INC.

                (A DEVELOPMENT STAGE ENTERPRISE)






                          AUDIT REPORT

                        JANUARY 31, 2000






















                    Janet Loss, C.P.A., P.C.
                    Certified Public Accountant
               1780 S. Bellaire Street, Suite 500

                      Denver, Colorado 80222





                 THE BERKSHIRE COLLECTION INC.
                (A DEVELOPMENT STAGE ENTERPRISE)

    INDEX TO FINANCIAL STATEMENTS INDEX TO FINANCIAL STATEMENTS


                       TABLE OF CONTENTS


ITEM                                                  PAGE

Report of Certified Public
Accountant...............................................14


Balance Sheet, January 31, 2001
 .........................................................15

Statement of Operations, for the
Period July 11, 1997 (Inception)
Through January 31,
1999.....................................................16

Statement of Stockholders' Equity
(Deficit), July 11, 1997 (Inception)
Through January 31,
2001.....................................................17

Statement of Cash Flows for the Period From July 11, 1997
(Inception)Through January 31, 2001
 .........................................................18

Notes to Financial
Statements...............................................19



                     Janet Loss, C.P.A., P.C.
                    Certified Public Accountant
                1780 S. Bellaire Street, Suite 500
                      Denver, Colorado 80210
                          (303) 782-0878

                    INDEPENDENT AUDITORS REPORT

Board of Directors
The Berkshire Collection Inc.
3266 Yonge Street, Suite 1208
Toronto, ON M4N 3P6 Canada

Sirs:

I have audited the accompanying Balance Sheet of The Berkshire Collection Inc.(A Development Stage Enterprise) as of January 31, 2001 and the Statements of Operations, Stockholders' Equity, and Cash Flows for the period July 11, 1997 (Inception) through January 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

My examination was made in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Berkshire Collection Inc. as of January 31, 2001, and the results of its operations and changes in its cash flows for the period from July 11, 1997 (Inception) through January 31, 2001 in conformity with generally accepted accounting principles.


/S/ Janet Loss, C.P.A., P.C.
     Janet Loss, C.P.A., P.C.



February 22, 2001
                   THE BERKSHIRE COLLECTION INC.
                 (A DEVELOPMENT STATE ENTERPRISE)

                           BALANCE SHEET
                      AS AT JANUARY 31, 2001

                              ASSETS

          CURRENT ASSETS                              $           0


          TOTAL ASSETS                                            0

               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                               0

TOTAL CURRENT LIABILITIES                                         0

STOCKHOLDERS' EQUITY
     COMMON STOCK $0.001 PAR VALUE
     50,000,000 AUTHORIZED, 841,000 ISSUED
     AND OUTSTANDING                                            851

     ADDITIONAL PAID-IN CAPITAL                               1,904

     PREFERRED STOCK $0.001 PAR VALUE
     20,000,000 SHARES AUTHORIZED, NONE
     OUTSTANDING

     DEFICIT ACCUMULATED DURING
     THE DEVELOPMENT STAGE                                   (2,755)

TOTAL STOCKHOLDERS' EQUITY                                        0

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $0





  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL
                            STATEMENTS







                   THE BERKSHIRE COLLECTION INC.
                 (A DEVELOPMENT STAGE ENTERPRISE)

                      STATEMENT OF OPERATIONS
             FOR THE PERIOD JULY 11, 1997 (INCEPTION)
                     THROUGH JANUARY 31, 2001

     REVENUES                                          $    0

OPERATING EXPENSES

     LEGAL AND PROFESSIONAL FEES                        2,000
     OFFICE EXPENSES                                      755

     TOTAL OPERATING EXPENSES                           2,755

     NET (LOSS) FOR THE PERIOD                         (2,755)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING                                 851,000

NET LOSS PER SHARE                                     ($0.00)






















  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL
                            STATEMENTS
                    THE BERKSHIRE COLLECTION INC.
                 (A DEVELOPMENT STAGE ENTERPRISE)

                 STATEMENT OF STOCKHOLDER'S EQUITY
             FOR THE PERIOD JULY 11, 1997 (INCEPTION)
                     THROUGH JANUARY 31, 2001


                   NUMBER  AMOUNT    NUMBER    AMOUNT               DURING       TOTAL
                     OF      OF        OF       OF      ADDITIONAL  THE          STOCKHOLDERS'
                   SHARES  SHARES    SHARES    SHARES   PAID-IN     DEVELOPMENT  EQUITY
                                                        CAPITAL     STAGE

 COMMON STOCK
    ISSUED        500000
 FOR SERVICES,             500       0         0        500         0            1,000
 JULY 11, 1997


 COMMON STOCK
ISSUED FOR CASH
 JULY 15, 1997    91000    91        0         0         364        0            455



 COMMON STOCK
ISSUED FOR CASH
MARCH 13, 2000    60000    60        0         0         240         0           300



 COMMON STOCK
  ISSUED FOR
 SERVICES JULY
   31, 2000     200000     200       0         0         800          0          1,000


 NET LOSS FOR
  THE PERIOD       0       0         0         0         0            (2,755)    (2,755)


BALANCES
JANUARY 31,
2001           851000      851       0         0         1,904        (2,775)     0













 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL
                           STATEMENTS
                  THE BERKSHIRE COLLECTION INC.
                (A DEVELOPMENT STAGE ENTERPRISE)

                     STATEMENT OF CASH FLOWS
            FOR THE PERIOD JULY 11, 1997 (INCEPTION)
                    THROUGH JANUARY 31, 2001

CASH FLOWS FROM (TO) OPERATIONS

     NET (LOSS) FOR THE PERIOD                           $(2,755)

TOTAL CASH FLOWS FROM (TO) OPERATIONS                     (2,755)

CASH FLOWS FROM (TO) INVESTMENT ACTIVITIES                     0

CASH FLOWS FROM (TO) FINANCING ACTIVITIES
     ISSUANCE OF COMMON STOCK                               2,755

TOTAL CASH FLOWS FROM (TO) FINANCING ACTIVITIES             2,755

NET INCREASE (DECREASE IN CASH FOR THE PERIOD                   0

CASH BEGINNING OF THE PERIOD                                    0

CASH END OF THE PERIOD                                      $   0
















 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL
                           STATEMENTS
                  THE BERKSHIRE COLLECTION INC.
                (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS
                        JANUARY 31, 2001

NOTE  I  -  ORGANIZATION AND HISTORY NOTE  I  -  ORGANIZATION  AND
HISTORY

The Company is a Delaware Corporation and has been in the development stage since its formation on July 11, 1997.

The Company's only activities have been organizational, directed at acquiring its principle assets, raising its initial capital and developing its business plan.


NOTE II - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIESNOTE II B
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT STAGE ACTIVITIES

The Company has been in the development stage since inception.

ACCOUNTING METHOD

The Company records income and expenses on the accrual method.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, cash on deposit, and highly liquid investments with maturities generally of three months or less. At January 31, 2001 there were no cash equivalents.

YEAR END

The Company has elected to have a fiscal year ended December 31st.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of financial statements, as well as revenues and expenses reported for the periods presented. The Company regularly assesses these estimates and, while actual results may differ management believes that the estimates are reasonable.

NOTE III - RELATED PARTY TRANSACTIONS

None








                   THE BERKSHIRE COLLECTION INC.



                  UN-AUDITED FINANCIAL STATEMENTS

                     (PREPARED BY MANAGEMENT)
                   THE BERKSHIRE COLLECTION INC.
                 (A DEVELOPMENT STATE ENTERPRISE)

                           BALANCE SHEET
                        AS AT JUNE 30, 2001
                     (PREPARED BY MANAGEMENT)

                              ASSETS

          CURRENT ASSETS
          CASH                                            $330

          TOTAL CURRENT ASSETS                             330

          TOTAL ASSETS                                     330

               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                          0

TOTAL CURRENT LIABILITIES                                    0

STOCKHOLDERS' EQUITY
     COMMON STOCK $0.001 PAR VALUE
     50,000,000 AUTHORIZED, 901,000 ISSUED
     AND OUTSTANDING                                       901

     ADDITIONAL PAID-IN CAPITAL                          6,854

     PREFERRED STOCK $0.001 PAR VALUE
     20,000,000 SHARES AUTHORIZED, NONE
     OUTSTANDING

     DEFICIT ACCUMULATED DURING
     THE DEVELOPMENT STAGE                              (7,425)

TOTAL STOCKHOLDERS' EQUITY                                 330

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $   330





  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL
                            STATEMENTS







                   THE BERKSHIRE COLLECTION INC.
                 (A DEVELOPMENT STAGE ENTERPRISE)

                      STATEMENT OF OPERATIONS
             FOR THE PERIOD JULY 11, 1997 (INCEPTION)
                       THROUGH JUNE 30, 2001
                     (PREPARED BY MANAGEMENT)


     REVENUES                                         $     0

OPERATING EXPENSES

     DOCUMENT PREPARATION AND FILING                    4,670
     LEGAL AND PROFESSIONAL FEES                        2,000
     OFFICE EXPENSES                                      755

     TOTAL OPERATING EXPENSES                           7,425

     NET (LOSS) FOR THE PERIOD                         (7,425)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING                                 876,000

NET LOSS PER SHARE                                    ($ 0.00)






















  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL
                            STATEMENTS
                    THE BERKSHIRE COLLECTION INC.
                 (A DEVELOPMENT STAGE ENTERPRISE)

                 STATEMENT OF STOCKHOLDER'S EQUITY
             FOR THE PERIOD JULY 11, 1997 (INCEPTION)
                       THROUGH JUNE 30, 2001
                     (PREPARED BY MANAGEMENT)

                   NUMBER  AMOUNT    NUMBER    AMOUNT               DURING       TOTAL
                     OF      OF        OF       OF      ADDITIONAL  THE          STOCKHOLDERS'
                   SHARES  SHARES    SHARES    SHARES   PAID-IN     DEVELOPMENT  EQUITY
                                                        CAPITAL     STAGE

 COMMON STOCK
    ISSUED        500000
 FOR SERVICES,             500       0         0        500         0            1,000
 JULY 11, 1997


 COMMON STOCK
ISSUED FOR CASH
 JULY 15, 1997    91000    91        0         0         364        0            455



 COMMON STOCK
ISSUED FOR CASH
MARCH 13, 2000    60000    60        0         0         240         0           300



 COMMON STOCK
  ISSUED FOR
 SERVICES JULY
   31, 2000       200000     200       0         0         800          0          1,000

COMMON STOCK
ISSUED FOR
CASH MAY15,2001   50000       50       0          0       4950          0          5000

 NET LOSS FOR
  THE PERIOD       0       0         0         0         0            (7425)     (7425)


BALANCES
JANUARY 31,
2001             901000      851       0         0         1,904        (2,775)     0
















 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL
                           STATEMENTS
                  THE BERKSHIRE COLLECTION INC.
                (A DEVELOPMENT STAGE ENTERPRISE)

                     STATEMENT OF CASH FLOWS
            FOR THE PERIOD JULY 11, 1997 (INCEPTION)
                      THROUGH JUNE 30, 2001
                    (PREPARED BY MANAGEMENT)

CASH FLOWS FROM (TO) OPERATIONS

     NET (LOSS) FOR THE PERIOD                           $(7,425)

TOTAL CASH FLOWS FROM (TO) OPERATIONS                     (7,425)

CASH FLOWS FROM (TO) INVESTMENT ACTIVITIES                     0

CASH FLOWS FROM (TO) FINANCING ACTIVITIES

     ISSUANCE OF COMMON STOCK                               7,755

TOTAL CASH FLOWS FROM (TO) FINANCING ACTIVITIES             7,755

NET INCREASE (DECREASE IN CASH FOR THE PERIOD                 330

CASH BEGINNING OF THE PERIOD                                    0

CASH END OF THE PERIOD                                       $330
















 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL
                           STATEMENTS
                  THE BERKSHIRE COLLECTION INC.
                (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS
                          JUNE 30, 2001
                           (UNAUDITED)



NOTE 1 - BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with US Securities and Exchange Commission ("SEC")requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The financial statements should be read in conjunction with the period ended January 31, 2001 financial statements of The Berkshire Collection, Inc. ("Registrant") also included in the Form 10K SB filed with the SEC by the Registrant.

The results of operations for the interim period shown in this report are not necessarily indicative of the results to be expected for the full year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operation. All such adjustments are of a normal recurring nature.

NOTE 2 - RELATED PARTY TRANSACTIONS

None
Exhibits

The following exhibits are filed as part of this Registration
Statement:

   Exhibit
   Number      Description

     3.1       Articles of Incorporation
     3.2       Bylaws
    23.1        Consent of Independent Auditor



Signatures

In accordance with the requirements of the Securities Exchange
Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto on November 10, 2000.

The Berkshire Collection Inc.

/S/ Sandy Winick
      Sandy Winick, President









                           EXHIBIT 3.1



                    RESTATED ARTICLES OF INCORPORATION

                                    OF

                       THE BERKSHIRE COLLECTION INC.


      **************************************************************


     The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Delaware relating to private corporations, hereby adopts the following Articles of Incorporation:

          ARTICLE ONE.  (NAME)

The name of the corporation is: THE BERKSHIRE COLLECTION INC.

The address of the corporation is: 3266 Yonge Street, Suite 1208, Toronto, Ontario M4N 3P6 Canada

          ARTICLE TWO.  (RESIDENT AGENT)     The initial agent for service
of process is: The Company Corporation, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

          ARTICLE THREE.  (PURPOSES)      The purposes for which the
corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Delaware or of the United States of America, and without limiting the generality of the foregoing, specifically:

                         (OMNIBUS).To have to exercise all the powers now or hereafter conferred by the laws of the State of Delaware upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

                         II.  (CARRYING ON BUSINESS OUTSIDE STATE).      To
                         conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

                         III. (PURPOSES TO BE CONSTRUED AS POWERS).
                         The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

ARTICLE FOUR.   (CAPITAL STOCK)    The corporation shall have authority to
issue an aggregate of SEVENTY MILLION (70,000,000) shares of stock, par value ONE MILL ($0.001) per share divided into two (2) classes of stock as follows for a total capitalization of SEVENTY THOUSAND DOLLARS ($70,000).


- NON-ASSESSABLE COMMON STOCK: FIFTY MILLION (50,000,000) shares of Common stock, Par Value ONE MILL ($0.001) per share, and

- PREFERRED STOCK: TWENTY MILLION (20,000,000) shares of Preferred stock, Par Value ONE MILL ($0.001) per share.

All capital stock when issued shall be fully paid and non-assessable. No holder of shares of capital stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock, or any other securities, which the corporation may now or hereafter be authorized to issue.

The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

Holders of the corporation's Common Stock shall not possess cumulative voting rights at any shareholders meetings called for the purpose of electing a Board of Directors or on other matters brought before stockholders meetings, whether they be annual or special.

     ARTICLE FIVE.  (DIRECTORS).        The affairs of the corporation
shall be governed by a Board of Directors of not more than fifteen (15) nor less than one (1) person. The name and address of the first Board of Directors is:

          NAME                                        ADDRESS

          Sandy Winick                                3266 Yonge Street,
                                                      Suite 1208
                                                      Toronto, ON M4N 3P6
                                                      Canada

               ARTICLE SIX.   (ASSESSMENT OF STOCK).  The capital stock of
the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

               ARTICLE SEVEN.  (INCORPORATOR).    The name and address of
the incorporator of the corporation is as follows:

NAME                     ADDRESS

Sandy Winick             3266 Yonge Street, Suite 1208
                         Toronto, ON M4N 3P6
                         Canada


ARTICLE EIGHT. (PERIOD OF EXISTENCE). The period of existence of the Corporation shall be perpetual.

               ARTICLE NINE. (BY-LAWS) Its Board of Directors shall adopt the initial By-laws of the corporation. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

               ARTICLE TEN. (STOCKHOLDERS' MEETINGS). Meetings of stockholders shall be held at such place within or without the State of Delaware as may be provided by the By-laws of the corporation. The President or any other executive officer of the corporation, the Board of Directors, or any member may call special meetings of the stockholders thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

               ARTICLE ELEVEN. (CONTRACTS OF CORPORATION)No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall be any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may e counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were no such director or officer of such other corporation or not so interested.

               ARTICLE TWELVE.  (LIABILITY OF DIRECTORS AND OFFICERS)    No
director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (I) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Delaware Revised Statutes.


               IN WITNESS WHEREOF. The undersigned incorporator has hereunto affixed his/her signature at Toronto, Ontario this 29th day of February, 2000.


                                        __________________________________
                                        /S/Sandy Winick, Secretary
                                           Sandy Winick














                           EXHIBIT 3.2



                                 BYLAWS OF

                       THE BERKSHIRE COLLECTION INC.

                        CONTENTS OF INITIAL BYLAWS

ARTICLE                                       PAGE

1.00 CORPORATE CHARTER AND BYLAWS
1.01 Corporate Charter Provisions                4
1.02 Registered Agent or Office Requirement
     of Filing Changes with Secretary of State   4
1.03 Initial Business Office                     4
1.04 Amendment of  Bylaws                        4

2.00 DIRECTORS AND DIRECTORS  MEETINGS
2.01 Action Without Meeting                      5
2.02 Telephone Meetings                          5
2.03 Place of Meetings                           5
2.04 Regular Meetings                            5
2.05 Call of Special Meeting                     5
2.06 Quorum                                      6
2.07 Adjournment Notice of Adjourned Meetings    6
2.08 Conduct  of Meetings                        6
2.09 Powers  of the  Board of Directors          6
2.10 Board Committees Authority to Appoint       7
2.11 Transactions with Interested Directors      7
2.12 Number  of Directors                        7
2.13 Term of Office                              7
2.14 Removal of Directors                        8
2.15 Vacancies                                   8
2.15(a)Declaration of Vacancy                    8
2.15(b)Filling Vacancies by Directors            8
2.15(c)Filling Vacancies by Shareholders         8
2.16 Compensation                                9
2.17 Indemnification of Directors and Officers   9
2.18 Insuring  Directors, Officers,
     and Employees                               9

3.00 SHAREHOLDERS>  MEETINGS
3.01 Action Without Meeting                      9
3.02 Telephone Meetings                          10
3.03 Place of Meetings                           10
3.04 Notice of Meetings                          10
3.04 Voting List                                 10
3.05 Votes per Share                             11
3.07 Cumulative Voting                           11
3.08 Proxies                                     11
3.09 Quorum                                      12
3.09(a)Quorum of Shareholders                    12
3.09(b)Adjourn for Lack or Loss of Quorum        12
3.10 Voting  by Voice or Ballot                  12
3.11 Conduct of Meetings                         12
3.12 Annual Meetings                             12
3.13 Failure to Hold Annual Meeting              13
3.14 Special Meetings                            13
4.00 OFFICERS
4.01 Title and Appointment                       13
4.01(a)Chairman                                  13
4.01(b)President                                 14
4.01(c)Vice President                            14
4.01(d)Secretary                                 14
4.01(e)Treasurer                                 15
4.01(f)Assistant Secretary or
       Assistant Treasurer                       15
4.02 Removal and Resignation                     15
4.03 Vacancies                                   16
4.04 Compensation                                16

5.00 AUTHORITY TO EXECUTE INSTRUMENTS
5.01 No Authority Absent Specific Authorization  16
5.02 Execution of Certain Instruments            16

6.00 ISSUANCE AND TRANSFER OF SHARES
6.01 Classes  and  Series of Shares              17
6.02 Certificates for Fully Paid Shares          17
6.03 Consideration for Shares                    17
6.04 Replacement of Certificates                 17
6.05 Signing Certificates Facsimile Signatures   18
6.06 Transfer Agents  and Registrars             18
6.07 Conditions of Transfer                      18
6.08 Reasonable Doubts as to Right to Transfer   18

7.00 CORPORATE RECORDS AND ADMINISTRATION
7.01 Minutes of Corporate Meetings               18
7.02 Share Register                              19
7.03 Corporate Seal                              19
7.04 Books of Account                            19
7.05 Inspection of Corporate Records             20
7.06 Fiscal Year                                 20
7.07 Waiver of Notice                            20

8.00 ADOPTION OF  INITIAL BYLAWS                 20




ARTICLE ONE-CORPORATE CHARTER AND BYLAWS
          1.01 CORPORATE CHARTER PROVISIONS
     The Corporation's Charter authorizes one hundred million (50,000,000) shares of common stock (par value $ .001) and twenty million (20,000,000) shares of Preferred stock (par value $ .001) to be issued. The officers and transfer agents issuing shares of the Corporation shall ensure that the total number of shares outstanding at any given time does not exceed this number. Such officers and agents shall advise the Board at least annually of the authorized shares remaining available to be issued. No shares shall be issued for less than the par value stated in the Charter. Each Charter provision shall be observed until amended by Restated Articles or Articles of Amendment duly filed with the Secretary of State.

          1.02 REGISTERED AGENT AND OFFICE-REQUIREMENT OF FILING CHANGES WITH SECRETARY OF STATE
     The address of the Registered Office provided in the Articles of Incorporation, as duly filed with the Secretary of State for the State of Delaware is: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of the Registered Agent of the Corporation at such address, as set forth in its Articles of Incorporation, is: The Company Corporation.
     The Registered Agent or Office may be changed by filing a Statement of Change of Registered Agent or Office or Both with the Secretary of State, and not otherwise. Such filing shall be made promptly with each change. Arrangements for each change in Registered Agent or Office shall ensure that the Corporation is not exposed to the possibility of a default judgment. Each successive Registered Agent shall be of reliable character and well informed of the necessity of immediately furnishing the papers of any lawsuit against the Corporation to its attorneys.

          1.03 INITIAL BUSINESS OFFICE
     The address of the initial principal business office of the Corporation is hereby established as: 3266 Yonge Street, Suite 1208, Toronto, Ontario M4N 3P6 Canada.
     The Corporation may have additional business offices within the State of Delaware and where it may be duly qualified to do business outside of Delaware, as the Board of Directors may from time to time designate or the business of the Corporation may require.

          1.04 AMENDMENT OF BYLAWS
     The Shareholders or Board of Directors, subject to any limits imposed by the Shareholders, may amend or repeal these Bylaws and adopt new Bylaws. All amendments shall be upon advice of counsel as to legality, except in emergency. Bylaw changes shall take effect upon adoption unless otherwise specified. Notice of Bylaws changes shall be given in or before notice given of the first Shareholders' meeting following their adoption.


               ARTICLE TWO-DIRECTORS AND DIRECTORS' MEETINGS
          2.01 ACTION BY CONSENT OF BOARD WITHOUT MEETING
     Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, and shall have the same force and effect as a unanimous vote of Directors, if all members of the Board consent in writing to the action. Such consent may be given individually or collectively.

          2.02 TELEPHONE MEETINGS
     Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Directors may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

          2.03 PLACE OF MEETINGS
     Meetings of the Board of Directors shall be held at the business office of the Corporation or at such other place within or without the State of Delaware as may be designated by the Board.

          2.04 REGULAR MEETINGS
     Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual Shareholders' meeting, and at such other regularly repeating times as the Directors may determine.

          2.05 CALL OF SPECIAL MEETING
     Special meetings of the Board of Directors for any purpose may be called at any time by the President or, if the President is absent or unable or refuses to act, by any Vice President or any two Directors. Written notices of the special meetings, stating the time and place of the meeting, shall be mailed ten days before, or telegraphed or personally delivered so as to be received by each Director not later than two days before, the day appointed for the meeting. Notice of meetings need not indicate an agenda. Generally, a tentative agenda will be included, but the meeting shall not be confined to any agenda included with the notice.
     Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting and do not object to the notice given. Consent may be given either before or after the meeting.
     Upon providing notice, the Secretary or other officer sending notice shall sign and file in the Corporate Record Book a statement of the details of the notice given to each Director. If such statement should later not be found in the Corporate Record Book, due notice shall be presumed.
          2.06 QUORUM
     The presence throughout any Directors' meeting, or adjournment thereof, of a majority of the authorized number of Directors shall be necessary to constitute a quorum to transact any business, except to adjourn. If a quorum is present, every act done or resolution passed by a majority of the Directors present and voting shall be the act of the Board of Directors.

          2.07 ADJOURNMENT AND NOTICE OF ADJOURNED MEETINGS
     A quorum of the Directors may adjourn any Directors' meeting to meet again at a stated hour on a stated day. Notice of the time and place where an adjourned meeting will be held need not be given to absent Directors if the time and place is fixed at the adjourned meeting. In the absence of a quorum, a majority of the Directors present may adjourn to a set time and place if notice is duly given to the absent members, or until the time of the next regular meeting of the Board.

          2.08 CONDUCT OF MEETINGS
     At every meeting of the Board of Directors, the Chairman of the Board, if there is such an officer, and if not, the President, or in the President's absence, a Vice President designated by the President, or in the absence of such designation, a Chairman chosen by a majority of the Directors present, shall preside. The Secretary of the Corporation shall act as Secretary of the Board of Directors' meetings. When the Secretary is absent from any meeting, the Chairman may appoint any person to act as Secretary of that meeting.

          2.09 POWERS OF THE BOARD OF DIRECTORS
     The business and affairs of the Corporation and all corporate powers shall be exercised by or under authority of the Board of Directors, subject to limitations imposed by law, the Articles of Incorporation, any applicable Shareholders' agreement, and these Bylaws.

          2.10 BOARD COMMITTEES-AUTHORITY TO APPOINT
     The Board of Directors may designate an executive committee and one or more other committees to conduct the business and affairs of the Corporation to the extent authorized. The Board shall have the power at any time to change the powers and membership of, fill vacancies in, and dissolve any committee. Members of any committee shall receive such compensation as the Board of Directors may from time to time provide. The designation of any committee and the delegation of authority thereto shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

          2.11 TRANSACTIONS WITH INTERESTED DIRECTORS
     Any contract or other transaction between the Corporation and any of its Directors (or any corporation or firm in which any of its Directors are directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of that Director at the meeting during which the contract or transaction was authorized, and notwithstanding the Directors' participation in that meeting. This section shall apply only if the contract or transaction is just and reasonable to the Corporation at the time it is authorized and ratified, the interest of each Director is known or disclosed to the Board of Directors, and the Board nevertheless authorizes or ratifies the contract or transaction by a majority of the disinterested Directors present. Each interested Director is to be counted in determining whether a quorum is present, but shall not vote and shall not be counted in calculating the majority necessary to carry the vote. This section shall not be construed to invalidate contracts or transactions that would be valid in its absence.

          2.12 NUMBER OF DIRECTORS
     The number of Directors of this Corporation shall be not less than one or more than fifteen. No Director need be a resident of Delaware or a Shareholder. The number of Directors may be increased or decreased from time to time by amendment to these Bylaws. Any decrease in the number of Directors shall not have the effect of shortening the tenure which any incumbent Director would otherwise enjoy.

          2.13 TERM OF OFFICE
     Directors shall be entitled to hold office until their successors are elected and qualified. Election for all Director positions, vacant or not vacant, shall occur at each annual meeting of the Shareholders and may be held at any special meeting of Shareholders called specifically for that purpose.

          2.14 REMOVAL OF DIRECTORS
     The entire Board of Directors or any individual Director may be removed from office by a vote of Shareholders holding a majority of the outstanding shares entitled to vote at an election of Directors. However, if less than the entire Board is to be removed, no one of the Directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. No director may be so removed except at an election of the class of Directors of which he is a part. If any or all Directors are so removed, new Directors may be elected at the same meeting. Whenever a class or series of shares is entitled to elect one or more Directors under authority granted by the Articles of Incorporation, the provisions of this Paragraph apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

          2.15 VACANCIES
     Vacancies on the Board of Directors shall exist upon the occurrence of any of the following events: (a) the death, resignation, or removal of any Director; (b) an increase in the authorized number of Directors; or (c) the failure of the Shareholders to elect the full authorized number of Directors to be voted for at any annual, regular, or special Shareholders' meeting at which any Director is to be elected.
                                 2.15(a)     DECLARATION OF VACANCY
          A majority of the Board of Directors may declare vacant the office of a Director if the Director: (a) is adjudged incompetent by a court order; (b) is convicted of a crime involving moral turpitude;
     (c) or fails to accept the office of Director, in writing or by attending a meeting of the Board of Directors, within thirty (30) days of notice of election.
                                 2.15(b)     FILLING VACANCIES BY DIRECTORS
          Vacancies other than those caused by an increase in the number of Directors may be filled temporarily by majority vote of the remaining Directors, though less than a quorum, or by a sole remaining Director. Each Director so elected shall hold office until a qualified successor is elected at a Shareholders' meeting.
                                 2.15(c)     FILLING VACANCIES BY
                              SHAREHOLDERS
          Any vacancy on the Board of Directors, including those caused by an increase in the number of Directors shall be filled by the Shareholders at the next annual meeting or at a special meeting called for that purpose. Upon the resignation of a Director tendered to take effect at a future time, the Board or the Shareholders may elect a successor to take office when the resignation becomes effective.

          2.16 COMPENSATION
     Directors shall receive such compensation for their services as Directors as shall be determined from time to time by resolution of the Board. Any Director may serve the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receive compensation therefor.

          2.17 INDEMNIFICATION OF DIRECTORS AND OFFICERS
     The Board of Directors shall authorize the Corporation to pay or reimburse any present or former Director or officer of the Corporation any costs or expenses actually and necessarily incurred by that officer in any action, suit, or proceeding to which the officer is made a party by reason of holding that position, provided, however, that no officer shall receive such indemnification if finally adjudicated therein to be liable for negligence or misconduct in office. This indemnification shall extend to good-faith expenditures incurred in anticipation of threatened or proposed litigation. The Board of Directors may in proper cases, extend the indemnification to cover the good-faith settlement of any such action, suit, or proceeding, whether formally instituted or not.

          2.18 INSURING DIRECTORS, OFFICERS, AND EMPLOYEES
     The Corporation may purchase and maintain insurance on behalf of any Director, officer, employee, or agent of the Corporation, or on behalf of any person serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in any such corporation, whether or not the Corporation has the power to indemnify that person against liability for any of those acts.

                   ARTICLE THREE-SHAREHOLDERS' MEETINGS
3.01 ACTION WITHOUT MEETING
     Any action that may be taken at a meeting of the Shareholders under any provision of the Delaware Business Corporation Act may be taken without a meeting if authorized by a consent or waiver filed with the Secretary of the Corporation and signed by all persons who would be entitled to vote on that action at a Shareholders' meeting. Each such signed consent or waiver, or a true copy thereof, shall be placed in the Corporate Record Book.

          3.02 TELEPHONE MEETINGS
     Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Shareholders may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

          3.03 PLACE OF MEETINGS
     Shareholders' meetings shall be held at the business office of the Corporation, or at such other place within or without the State of Delaware as may be designated by the Board of Directors or the Shareholders.

3.04 NOTICE OF MEETINGS
     The President, the Secretary, or the officer or persons calling a Shareholders' Meeting. shall give notice, or cause it to be given, in writing to each Director and to each Shareholder entitled to vote at the meeting at least ten (10) but not more than sixty (60) days before the date of the meeting. Such notice shall state the place, day, and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice may be given personally, by mail, or by other means. Such notice shall be addressed to each recipient at such address as appears on the Books of the Corporation or as the recipient has given to the Corporation for the purpose of notice. Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting in person or by proxy and do not object to the notice given, Consent may be given either before or after the meeting. Notice of the reconvening of an adjourned meeting is not necessary unless the meeting is adjourned more than thirty days past the date stated in the notice, in which case notice of the adjourned meeting shall be given as in the case of any special meeting. Notice may be waived by written waivers signed either before or after the meeting by all persons entitled to the notice.

          3.05 VOTING LIST
     At least ten (10), but not more than sixty (60), days before each Shareholders' meeting, the officer or agent having charge of the Corporation's share transfer books shall make a complete list of the Shareholders entitled to vote at that meeting or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each. The list shall be kept on file at the Registered Office of the Corporation for at least ten (10) days prior to the meeting, and shall be subject to inspection by any Director, officer, or Shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject, during the whole time of the meeting, to the inspection of any Shareholder. The original share transfer books shall be prima facie evidence as to the Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders. However, failure to prepare and to make the list available in the manner provided above shall not affect the validity of any action taken at the meeting.

3.06 VOTES PER SHARE
     Each outstanding share, regardless of class, shall be entitled to one
(1) vote on each matter submitted to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied pursuant to the Articles of Incorporation. A Shareholder may vote in person or by proxy executed in writing by the Shareholder, or by the Shareholder's duly authorized attorney-in-fact.

3.07 CUMULATIVE VOTING

     No shareholder shall have the right to cumulative voting.

          3.08 PROXIES
     A Shareholder may vote either in person or by proxy executed in writing by the Shareholder or his or her duly authorized attorney in fact. Unless otherwise provided in the proxy or by law, each proxy shall be revocable and shall not be valid after eleven (11) months from the date of its execution,


          3.9       QUORUM

                                   3.09(a)   QUORUM OF SHAREHOLDERS
          As to each item of business to be voted on, the presence (in person or by proxy) of the persons who are entitled to vote a majority of the outstanding voting shares on that matter shall constitute the quorum necessary for the consideration of the matter at a Shareholders' meeting. The vote of the holders of a majority of the shares entitled to vote on the matter and represented at a meeting at which a quorum is present shall be the act of the Shareholders' meeting.
                                   3.09(b)   ADJOURNMENT FOR LACK OR LOSS
                              OF QUORUM
          No business may be transacted in the absence of a quorum, or upon the withdrawal of enough Shareholders to leave less than a quorum, other than to adjourn the meeting from time to time by the vote of a majority of the shares represented at the meeting.

          3.10 VOTING BY VOICE OR BALLOT
     Elections for Directors need not be by ballot unless a Shareholder demands election by ballot before the voting begins.

          3.11 CONDUCT OF MEETINGS
     Meetings of the Shareholders shall be chaired by the President, or, in the President's absence, a Vice President designated by the President, or, in the absence of such designation, any other person chosen by a majority of the Shareholders of the Corporation present in person or by proxy and entitled to vote. The Secretary of the Corporation, or, in the Secretary's absence, an Assistant Secretary, shall act as Secretary of all meetings of the Shareholders. In the absence of the Secretary or Assistant Secretary, the Chairman shall appoint another person to act as Secretary of the meeting.

          3.12 ANNUAL MEETINGS
     The time, place, and date of the annual meeting of the Shareholders of the Corporation, for the purpose of electing Directors and for the transaction of any other business as may come before the meeting, shall be set from time to time by a majority vote of the Board of Directors. If the day fixed for the annual meeting shall be on a legal holiday in the State of Delaware, such meeting shall be held on the next succeeding business day. If the election of Directors is not held on the day thus designated for any annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as possible.

          3.13 FAILURE TO HOLD ANNUAL MEETING
     If, within any 13-month period, an annual Shareholders' Meeting is not held, any Shareholder may apply to a court of competent jurisdiction in the county in which the principal office of the Corporation is located for a summary order that an annual meeting be held.
3.14 SPECIAL MEETINGS
     A special Shareholders' meeting may be called at any time by. (a) the President; (b) the Board of Directors; or (c) one or more Shareholders holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting. Such meeting may be called for any purpose. The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary. The officer receiving the written request shall within ten (10) days from the date of its receipt cause notice of the meeting to be sent to all the Shareholders entitled to vote at such a meeting. If the officer does not give notice of the meeting within ten (10) days after the date of receipt of the written request, the person or persons calling the meeting may fix the time of the meeting and give the notice. The notice shall be sent pursuant to Section
3.04 of these Bylaws. The notice of a special Shareholders' meeting must state the purpose or purposes of the meeting and, absent consent of every Shareholder to the specific action taken, shall be limited to purposes plainly stated in the notice, notwithstanding other provisions herein.
                           ARTICLE FOUR-OFFICERS

          4.01 TITLE AND APPOINTMENT
     The officers of the Corporation shall be a President and a Secretary, as required by law. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, and one or more Assistant Treasurers. Any two or more offices, including President and Secretary, may be held by one person. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.
                                   4.01(a)   CHAIRMAN OF THE BOARD
          The Chairman, if there shall be such an officer, shall, if present, preside at the meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to the Chairman by the Board of Directors or prescribed by these Bylaws.
                                   4.01(b)   PRESIDENT
          Subject to such supervisory powers, if any, as may be given to the Chairman, if there is one, by the Board of Directors, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the Corporation. The President shall have the general powers and duties of management usually vested in the office of President of a corporation; shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws; and shall be ex officio a member of all standing committees, including the executive committee, if any. In addition, the President shall preside at all meetings of the Shareholders and in the absence of the Chairman, or if there is no Chairman, at all meetings of the Board of Directors.
                                   4.01(c)   VICE PRESIDENT
          Any Vice President shall have such powers and perform such duties as from time to time may be prescribed by these Bylaws, by the Board of Directors, or by the President. In the absence or disability of the President, the senior or duly appointed Vice President, if any, shall perform all the duties of the President, pending action by the Board of Directors when so acting, such Vice President shall have all the powers of, and be subject to all the restrictions on, the President.
                                   4.01(d)   SECRETARY
          The Secretary shall:


(1) See that all notices are duly given in accordance with the provisions of these Bylaws and as required by law. In case of the absence or disability of the Secretary. or the Secretary's refusal or neglect to act, notice may be given and served by an Assistant Secretary or by the Chairman, the President, any Vice President, or by the Board of Directors.
(2) Keep the minutes of corporate meetings, and the Corporate Record Book, as set out in Section 7.01 hereof.
(3) Maintain, in the Corporate Record Book, a record of all share certificates issued or canceled and all shares of the Corporation canceled or transferred.
(4) Be custodian of the Corporation's records and of any seal which the Corporation may from time to time adopt. when the Corporation exercises its right to use a seal, the Secretary shall see that the seal is embossed on all share certificates prior to their issuance and on all documents authorized to be executed under seal in accordance with the provisions of these Bylaws
(5) In general, perform all duties incident to the office of Secretary, and such other duties as from time to time may be required by Sections 7.01, 7.02, and 7.03 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.


     4.01(e)   TREASURER

                         The Treasurer shall:


(1) Have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all funds in the name of the Corporation in those banks, trust companies, or other depositories that shall be selected by the Board of Directors.
(2) Receive, and give receipt for, monies due and payable to the Corporation.
(3) Disburse or cause to be disbursed the funds of the Corporation as may be directed by the Board of Directors, taking proper vouchers for those disbursements.
(4) If required by the Board of Directors or the President, give to the Corporation a bond to assure the faithful performance of the duties of the Treasurer's office and the restoration to the Corporation of all corporate books, papers, vouchers, money, and other property of whatever kind in the Treasurer's possession or control, in case of the Treasurer's death, resignation, retirement, or removal from office. Any such bond shall be in a sum satisfactory to the Board of Directors, with one or more sureties or a surety company satisfactory to the Board of Directors.
(5) In general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by Sections 7.O4 and 7.05 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

     4.01(f)   ASSISTANT SECRETARY AND ASSISTANT TREASURER

               The Assistant Secretary or Assistant Treasurer shall have such power and perform such duties as the Secretary or Treasurer, respectively, or as the Board of Directors or President may prescribe. In case of the absence of the Secretary or Treasurer, the senior Assistant Secretary or Assistant Treasurer, respectively, may perform all of the functions of the Secretary or Treasurer.

     4.02 REMOVAL AND RESIGNATION

     Any officer may be removed, either with or without cause, by vote of a majority of the Directors at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any committee or officer upon whom that power of removal may be conferred by the Board of Directors. Such removal shall be without prejudice to the contract rights, if any, of the person removed. Any officer may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the Corporation. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of that resignation shall not be necessary to make it effective.

     4.03 VACANCIES

     Upon the occasion of any vacancy occurring in any office of the Corporation, by reason of death, resignation, removal, or otherwise, the Board of Directors may elect an acting successor to hold office for the unexpired term or until a permanent successor is elected.

     4.04 COMPENSATION

     The compensation of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving a salary by reason of the fact that the officer is also a Shareholder or a Director of the Corporation, or both.

               ARTICLE FIVE-AUTHORITY TO EXECUTE INSTRUMENTS

     5.01 NO AUTHORITY ABSENT SPECIFIC AUTHORIZATION

     These Bylaws provide certain authority for the execution of instruments. The Board of Directors, except as otherwise provided in these Bylaws, may additionally authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances. Unless expressly authorized by these Bylaws or the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement nor to pledge its credit nor to render it pecuniarily liable for any purpose or in any amount.

     5.02 EXECUTION OF CERTAIN INSTRUMENTS

     Formal contracts of the Corporation, promissory notes, deeds, deeds of trust, mortgages, pledges, and other evidences of indebtedness of the Corporation, other corporate documents, and certificates of ownership of liquid assets held by the Corporation shall be signed or endorsed by the President or any Vice President and by the Secretary or the Treasurer, unless otherwise specifically determined by the Board of Directors or otherwise required by law.

                ARTICLE SIX-ISSUANCE AND TRANSFER OF SHARES

     6.01 CLASSES AND SERIES OF SHARES

     The Corporation may issue one or more classes or series of shares, or both. Any of these classes or series may have full, limited, or no voting rights, and may have such other preferences, rights, privileges, and restrictions as are stated or authorized in the Articles of Incorporation. All shares of any one class shall have the same voting, conversion, redemption, and other rights, preferences, privileges, and restrictions, unless the class is divided into series, If a class is divided into series, all the shares of any one series shall have the same voting, conversion, redemption, and other rights, preferences, privileges, and restrictions. There shall always be a class or series of shares outstanding that has complete voting rights except as limited or restricted by voting rights conferred on some other class or series of outstanding shares.

     6.02 CERTIFICATES FOR FULLY PAID SHARES

     Neither shares nor certificates representing shares may be issued by the Corporation until the full amount of the consideration has been received when the consideration has been paid to the Corporation, the shares shall be deemed to have been issued and the certificate representing the shares shall be issued to the shareholder.

     6.03 CONSIDERATION FOR SHARES

     Shares may be issued for such consideration as may be fixed from time to time by the Board of Directors, but not less than the par value stated in the Articles of Incorporation. The consideration paid for the issuance of shares shall consist of money paid, labor done, or property actually received, and neither promissory notes nor the promise of future services shall constitute payment nor partial payment for shares of the Corporation.

     6.04 REPLACEMENT OF CERTIFICATES

     No replacement share certificate shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except that replacements for lost or destroyed certificates may be issued, upon such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.

     6.05 SIGNING CERTIFICATES-FACSIMILE SIGNATURES

     All share certificates shall be signed by the officer(s) designated by the Board of Directors. The signatures of the foregoing officers may be facsimiles. If the officer who has signed or whose facsimile signature has been placed on the certificate has ceased to be such officer before the certificate issued, the certificate may be issued by the Corporation with the same effect as if he or she were such officer on the date of its issuance.

     6.06 TRANSFER AGENTS AND REGISTRARS

     The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate. Each registrar appointed, if any, shall be an incorporated bank or trust company, either domestic or foreign.

     6.07 CONDITIONS OF TRANSFER

     The party in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof as regards the Corporation, provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, and prior written notice thereof shall be given to the Secretary of the Corporation, or to its transfer agent, if any, such fact shall be stated in the entry of the transfer.

     6.08 REASONABLE DOUBTS AS TO RIGHT TO TRANSFER

     When a transfer of shares is requested and there is reasonable doubt as to the right of the person seeking the transfer, the Corporation or its transfer agent, before recording the transfer of the shares on its books or issuing any certificate therefor, may require from the person seeking the transfer reasonable proof of that person's right to the transfer. If there remains a reasonable doubt of the right to the transfer, the Corporation may refuse a transfer unless the person gives adequate security or a bond of indemnity executed by a corporate surety or by two individual sureties satisfactory to the Corporation as to form, amount, and responsibility of sureties. The bond shall be conditioned to protect the Corporation, its officers, transfer agents, and registrars, or any of them, against any loss, damage, expense, or other liability for the transfer or the issuance of a new certificate for shares.

            ARTICLE SEVEN-CORPORATE RECORDS AND ADMINISTRATION

     7.01 MINUTES OF CORPORATE MEETINGS

     The Corporation shall keep at the principal office, or such other place as the Board of Directors may order, a book recording the minutes of all meetings of its Shareholders and Directors, with the time and place of each meeting, whether such meeting was regular or special, a copy of the notice given of such meeting, or of the written waiver thereof, and, if it is a special meeting, how the meeting was authorized. The record book shall further show the number of shares present or represented at Shareholders' meetings, and the names of those present and the proceedings of all meetings.



     7.02 SHARE REGISTER

     The Corporation shall keep at the principal office, or at the office of the transfer agent, a share register showing the names of the Shareholders, their addresses, the number and class of shares issued to each, the number and date of issuance of each certificate issued for such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The above information may be kept on an information storage device such as a computer, provided that the device is capable of reproducing the information in clearly legible form. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the Officer issuing shares shall maintain the appropriate requirements regarding issuance.

     7.03 CORPORATE SEAL

     The Board of Directors may at any time adopt, prescribe the use of, or discontinue the use of, such corporate seal as it deems desirable, and the appropriate officers shall cause such seal to be affixed to such certificates and documents as the Board of Directors may direct.

     7.04 BOOKS OF ACCOUNT

     The Corporation shall maintain correct and adequate accounts of its properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. The corporate bookkeeping procedures shall conform to accepted accounting practices for the Corporation's business or businesses. subject to the foregoing, The chart of financial accounts shall be taken from, and designed to facilitate preparation of, current corporate tax returns. Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classed by source and shown in a separate account. If the Corporation is taxed under Internal Revenue Code
Section 1244 or Subchapter S, the officers and agents maintaining the books of account shall maintain the appropriate requirements.

     7.05 INSPECTION OF CORPORATE RECORDS

     A Director or Shareholder demanding to examine the Corporation's books or records may be required to first sign an affidavit that the demanding party will not directly or indirectly participate in reselling the information and will keep it confidential other than in use for proper purposes reasonably related to the Director's or Shareholder's role. A Director who insists on examining the records while refusing to sign this affidavit thereby resigns as a Director.

     7.06 FISCAL YEAR

     The fiscal year of the Corporation shall be as determined by the Board of Directors and approved by the Internal Revenue Service. The Treasurer shall forthwith arrange a consultation with the Corporation's tax advisers to determine whether the Corporation is to have a fiscal year other than the calendar year. If so, the Treasurer shall file an election with the Internal Revenue Service as early as possible, and all correspondence with the IRS, including the application for the Corporation's Employer Identification Number, shall reflect such non-calendar year election.

     7.07 WAIVER OF NOTICE

     Any notice required by law or by these Bylaws may be waived by execution of a written waiver of notice executed by the person entitled to the notice. The waiver may be signed before or after the meeting.

                 ARTICLE EIGHT--ADOPTION OF INITIAL BYLAWS

          The foregoing bylaws were adopted by the Board of Directors on February 25, 2000.


/S/ Sandy Winick    President, Secretary, Treasurer and Director
    Sandy Winick